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Nextel Partners, Inc. and Subsidiaries
Exhibit 12.1
Computation of Ratio to Fixed Charges

	Year Ended December 31,
	1999	2000	2001
	(dollars in thousands)

EARNINGS (LOSS)
Pretax income (loss)	$(112,413)	$(241,655)	$(285,946)
Add back: Fixed Charges as disclosed below	82,252	127,017	149,497
Less: Capitalized interest	(13,662)	(18,570)	(12,548)

Earnings (Loss) as adjusted	(52,951)	(114,638)	(131,268)

FIXED CHARGES:
Interest expense, net of capitalized interest	63,239	96,503	117,230
Capitalized interest	13,662	18,570	12,548
Amortization of debt issuance costs	2,123	3,259	3,683
Portion of rent expense representation of interest factor	3,228	8,685	16,036

	82,252	127,017	149,497

DEFIECIENCY OF EARNINGS TO FIXED CHARGES	$(126,075)	$(260,225)	$(298,494)

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Nextel Partners, Inc. and Subsidiaries Exhibit 12.1 Computation of Ratio to Fixed Charges